FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Paramount Resources Ltd. (“Paramount”) 4700 – 888 Third Street S.W. Calgary, Alberta T2P 5C5

Item 2.	Date of Material Change

April 1, 2005.

Item 3.	News Release

Paramount issued a news release respecting the material change described herein on April 1, 2005, through the facilities of CCN Matthews.

Item 4.	Summary of Material Change

On April 1, 2005, Paramount completed its previously announced trust spinout transaction.

Item 5.	Full Description of Material Change

On April 1, 2005, Paramount completed its previously announced trust spinout transaction, which resulted in Paramount’s shareholders receiving one Class A common share of Paramount and one unit of Trilogy Energy Trust (the “Trust”), an energy trust established by Paramount, for each common share of Paramount previously held. As a result of the transaction, the Trust indirectly owns oil and gas assets previously owned by Paramount in the Kaybob and Marten Creek areas of Alberta.

With the completion of the trust spinout, there are issued and outstanding 64,098,050 Class A common shares of Paramount and 79,133,395 units of the Trust.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an executive officer of Paramount who is knowledgeable about the material change and this report and who may be contacted in connection with this report is James H. T. Riddell, President and Chief Operating Officer of Paramount, at (403) 290-3600.

Item 9.	Date of Report

April 11, 2005.